STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.)            The jurisdiction where the Non-Delaware Corporation first formed is
State of Colorado .

2.)            The jurisdiction immediately prior to filing this Certificate is Colorado.

3.)            The date the Non-Delaware Corporation first formed is May 6, 1983.

4.)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is COGNIGEN NETWORKS, INC.

5.)	The name of the Corporation as set forth in the Certificate of Incorporation is
Bayhill Capital Corporation .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the _________ day of_________________, A.D._____________.

By: _____________________________

Name:___________________________
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Title: ________________________
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